UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June, 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company






Notification of Change in Interest in Shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that on 15 June 2006 we received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of Barclays PLC, which equals 24,894,291 shares, now represents 3.09% of the issued ordinary share capital of Pearson plc.


                            LEGAL ENTITY REPORT

PEARSON                                                         SEDOL : 0677608

As at 12 June 2006 Barclays PLC, through the legal entitles listed below, had a notifiable interest in 24,894,291 ORD GBP0.25, representing 3.09% of the issued share capital of 804,512,879 units


Legal Entity                                               Holding   Percentage
                                                                           Held
Barclays Global Fund Advisors                            2,532,091        .3147
Barclays Global Investors Australia Ltd                     71,723        -0089
Barclays Global Investors Canada Ltd                        50,847        .0063
Barclays Global Investors Japan Trust &                    903,016        .1122
Gerrard Ltd                                              2,016,554        .2507
Barclays Global Investors Ltd                            7,513,887        .9340
Barclays Capital Securities Ltd                          3,316,938        .4123
Barclays Life Assurance Co Ltd                           1,067,601        .1327
Barclays Global Investors Japan Ltd                         80,311        .0100
Barclays Global Investors, N.A.                          5,897,439        .7330
Barclays Bank Trust Company Ltd                             39,932        .0050
Barclays Private Bank and Trust Ltd                         36,891        .0046
Barclays Capital Inc                                     1,359,947        .1690
Barclays Private Bank and Trust Ltd                          2,000        .0002
Barclays Private Bank Ltd                                    5,114        .0006
Group Holding                                           24,894,291       3.0942



                            REGISTERED HOLDERS REPORT

PEARSON                                                          SEDOL: 0677608

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GBP0.25 representing 3.09% of the issued share capital of 804,512,879 units.

Registered Holder                             Account Destination       Holding
BANK OF NEW YORK                                                         56,187
BARCLAYS CAPITAL NOMINEES LIMITED                                     1,482,079
BARCLAYS CAPITAL NOMINEES LIMITED                                       743,752
BARCLAYS CAPITAL NOMINEES LIMITED                                       242,247
Barclays Capital Securities Ltd.                                      1,117,700
Barclays Capital Securities Ltd.                                      1,091,107
Barclays Global Investors Canada                                         50,847
Barclays Trust Co & Others                                                  485
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                        2,672
Barclays Trust Co DMC69       C 0000000000OO0OOO00                       19,808
Barclays Trust Co E99         C 000000000000000000                           84
Barclays Trust Co R69         C 000000000000000000                       16,883
CHASE NOMINEES LTD                                     16376            389,562
CHASE NOMINEES LTD                                     28270            256,206
Clydesdale Nominees    HGB0125                   00049699401              1,833
Clydesdale Nominees    HGB0125                   00069326901              4,000
Clydesdale Nominees    HGB0125                   00069447801             19,000
Clydesdale Nominees    HGB012S                   00070331001              1,150
Clydesdale Nominees    HGB0125                   00120142001             10,000
Clydesdale Nominees    HGB0225                   00120146302                908
Gerrard Nominees Limited                              602698                445
Gerrard Nominees Limited                              617906              1,590
Gerrard Nominees Limited                              633484                445
Gerrard Nominees Limited                              635360              1,000
Gerrard Nominees Limited                              637739                584
Gerrard Nominees Limited                              643975              2,000



PEARSON                                                          SEDOL: 0677608

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GBP0.25 representing 3.09% of the issued share capital of 804,512,879 units.

Registered Holder                             Account Destination       Holding

Gerrard Nominees Limited                              654151              1,800
Gerrard Nominees Limited                              660574                300
Greig Mlddleton Nominees Limited (GM1)                                   68,111
INVESTORS BANK AND TRUST CO.                                            100,670
INVESTORS BANK AND TRUST CO,                                             12,687
INVESTORS BANK AND TRUST CO,                                          4,113,729
INVESTORS BANK AND TRUST CO.                                              5,816
INVESTORS BANK AND TRUST CO.                                            246,036
INVESTORS BANK AND TRUST CO.                                             22,945
INVESTORS BANK AND TRUST CO.                                          2,080,344
INVESTORS BANK AND TRUST CO.                                            182,766
INVESTORS BANK AND TRUST CO.                                            824,592
INVESTORS BANK AND TRUST CO.                                             26,393
INVESTORS BANK AND TRUST CO.                                             51,450
INVESTORS BANK AND TRUST CO.                                             75,096
INVESTORS BANK AND TRUST CO.                                            134,905
JP MORGAN (BGI CUSTODY)                                16331            209,855
JP MORGAN (BGI CUSTODY)                                16338             47,611
JP MORGAN (BGI CUSTODY)                                16341            439,477
JP MORGAN (BGI CUSTODY)                                16342            100,640
JP MORGAN (BGI CUSTODY)                                16400          7,087,757
JP MORGAN (BGI CUSTODY)                                17011             13,812
JP MORGAN (BGI CUSTODY)                                18408             36,568
JPMORGAN CHASE BANK                                                      26,168
JPMorgan Chase Bank                                                      85,827
JPMORGAN CHASE BANK                                                      71,723


PEARSON                                                          SEDOL: 0677608

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GBP0.25 representing 3.09% of the issued share capital of 804,512,879 units.

Registered Holder                             Account Destination       Holding
JPMorgan Chase Bank                                                       2,591
JPMorgan Chase Bank                                                       8,199
JPMorgan Chase Bank                                                       7,651
JPMorgan Chase Bank                                                      48,365
JPMorgan Chase Bank                                                      22,646
JPMorgan Chase Bank                                                      82,935
JPMorgan Chase Bank                                                     115,216
JPMorgan Chase Bank                                                       6,547
JPMorgan Chase Bank                                                     107,846
JPMorgan Chase Bank                                                      39,715
JPMorgan Chase Bank                                                     434,633
Mellon Trust - US CUSTODIAN /                                            55,139
Mitsui Asset                                                             13,048
R C Greig Nominees Limited                                            1,060,332
R C Grelg Nominees Limited a/c AKl                                      465,441
R C Grelg Nominees Limited a/c BL1                                      115,763
R C Greig Nominees Limited a/c CM1                                       66,413
R C Grelg Nominees Limited GP1                                          150,405
R C Grelg Nominees Limited GP1                         234092               750
R C Grelg Nominees Limited SAl                                           81,175
Reflex Nominees Limited                                                   2,000
STATE STREET BANK AND TRUST CO                                              675
STATE STREET BOSTON                                                     413,932
Trust Si Custody Services Bank                                            7,477
Trust & Custody Services Bank                                               631
ZEBAN NOMINEES LIMITED                                                    5,114



PEARSON                                                          SEDOL: 0677608

As at 12 June 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 24,894,291 ORD GBP0.25 representing 3.09% of the issued share capital of 804,512,879 units.

Registered Holder                             Account Destination       Holding
                                                               Total 24,894,291



 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 15 June, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary